HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

EDWARD W. ELMORE, JR. Direct Dial: 804-788-7336 EMAIL: telmore@hunton.com
July 23, 2007
FILE NO: 59490.000009

VIA EDGAR AND FACSIMILE

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	MercadoLibre, Inc.

Amendment 2 to Registration Statement on Form S-1

Filed July 23, 2007

File No. 333-142880

Dear Ms. LaMothe:

As counsel to MercadoLibre, Inc. a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-142880) (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, with respect to the Registration Statement, contained in your comment letter dated July 19, 2007.

For convenience of reference, each Staff comment contained in your July 19, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Where indicated below, changes have been made to the disclosure in Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 36

1.	Please tell us your factual basis for including the issuance of shares upon the exercise of warrants at the completion of your offering in your capitalization table. In this

Ms. Cicely LaMothe

July 23, 2007

regard, please clarify what commitment is in place by the warrant holders to exercise these instruments at the completion of the offering.

Response: The Company has received irrevocable notices of election to exercise, upon completion of this offering, warrants to purchase 184,272 shares of common stock. See page 122 of Amendment No. 1. In addition, the Company has added clarifying disclosure to pages 36 and 37 of Amendment No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	We have reviewed the information supplementally provided to us in your response to comment 4. Please expand your MD&A to include a discussion of the assumptions and methodologies used in determining fair value for the issuances disclosed to us. In addition, please provide a robust discussion explaining the factors and assumptions made to support the significant increase in the fair value of your common stock of $9.64 in October 2006 to the initial public offering price of $17.00. Lastly, please disclose that your valuations were prepared internally and why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

Response: The Company has included additional disclosure on page 50 of Amendment No. 2 in response to the Staff’s comment.

3.	We also note your representation that given the limited number of grants, you believe any difference in compensation expenses would not be material for 2006. Please clarify if this also applies to the quarter ended March 31, 2007. Lastly, quantify for us how you determined these amounts would be immaterial.

Response: We confirm for the Staff that the representation given also applies to the first quarter ended March 31, 2007. The use of a fair value of our common stock 10%, 20% and 50% higher than the values estimated by us at each grant date for all the options granted during 2006 would result in an increase in compensation expense of $4,597, $9,274 and $23,507, respectively, for the year ended December 31, 2006 and an increase in compensation expense of $1,977, $2,956 and $5,943, respectively, for the three-month period ended March 31, 2007. The 50% hypothetical increase in the fair value of our common stock would represent additional compensation expense equivalent to approximately 1.0% and 0.3% of our net income before taxes for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Ms. Cicely LaMothe

July 23, 2007

Note 2—Change in Accounting Principal, page F-35

4.	As previously requested in our prior comment 3, please disclose the assumptions made in determining the value attributed to your warrant liability for each period.

Response: The Company has added the requested disclosure on page F-35 of Amendment No. 2 in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7336.

Sincerely,

/s/ Edward W. Elmore, Jr.

Edward W. Elmore, Jr.

cc:	S. Todd Crider, Esq.

John F. Haley, Esq.

Nicolás Szekasy

Rachel Zablow